

August 9, 2011

Via E-mail
Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Registration Statement on Form F-4**
> **Filed July 13, 2011**
> **and Documents Incorporated by Reference**
> **File No. 333-175524**

Dear Mr. Cho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4

General

1. Please provide us with copies of any written materials prepared by management or the advisor and reviewed by the boards in connection with its vote to approve the transaction.

Questions and Answer about the Share Exchange, page vi

2. Please add a question and answer to disclose and quantify the interests in the merger of any insiders, including major shareholders, executive officers or directors that may differ from those of the other shareholders of Kanto. Please also provide a "Risk Factor" to discuss these interests, if applicable.

<u>Why are Toyota and Kanto proposing the share exchange, page vi</u>

3. Please revise to define the term, "Toyota group," in the first instance it is used.

4. We note your disclosure on page vi regarding the "increased speed of management." Please revise to clarify what changes you intend to make to the directors and senior management of Kanto Auto Works, Ltd. after the share exchange and what changes you intend to make to the directors and senior management of Kanto after the business combination with two of your subsidiaries, assuming such combination occurs. In addition, please revise to disclose the names of these subsidiaries here and clarify what you mean in the second to last sentence of this section by "completed successfully."

<u>How did Toyota and Kanto determine the share exchange ratio, page vi</u>

5. We note the disclosure that Toyota and Kanto each reached the conclusion that the share exchange ratio was "appropriate." Please disclose whether the Kanto board determined that the exchange ratio was fair to the non-controlling Kanto shareholders.

<u>Can the number of shares of Toyota common stock, page vii</u>

6. Please clarify that the exchange ratio is fixed and will not change between the time of the shareholders' meeting until the share exchange is completed in early 2012.

<u>How do I vote at the extraordinary shareholders' meeting of Kanto, page vii</u>

7. We note that Kanto will distribute materials to shareholders that will enable them to exercise their voting rights. Please provide us with a copy of these materials for review.

<u>Do I have dissenters' appraisal rights in connection with the share exchange, page viii</u>

8. Please revise to disclose here what constitutes notification of the intention to oppose the share exchange prior to the extraordinary meeting of shareholders.

<u>Summary, page 1</u>

<u>Reasons for the Share Exchange, page 3</u>

9. Please revise to clarify the reasons for the share exchange by including a brief explanation of the role Kanto will have after the share exchange, including a brief explanation of why you believe that making Kanto a wholly owned subsidiary will "enhance the corporate value of both companies." In this regard, we note your disclosure that Kanto has made "significant contributions to the domestic and global businesses of Toyota" and that, "going forward, you expect Kanto to serve an expanded role in the

businesses of Toyota and to serve an expanded supporting role for the overseas production of compact cars."

10. We note your disclosure that if the share exchange is completed, Kanto and two other Toyota subsidiaries will begin discussions to combine their businesses to become a vehicle manufacturing hub in the Tohoku area. To the extent that the anticipated advantages of the share exchange with Kanto will not be realized if these subsequent business combinations do not occur, please disclose here and in your Questions and Answers about the Share Exchange section. Also, include a risk factor discussing the effects of the failure of such business combinations and the risk that such combinations will not occur. Alternatively, please tell us why such risk factor is not necessary.

11. Please clarify what you mean by "vehicle manufacturing hub" and briefly describe the advantages of creating a hub in the Tohoku area and the reasons for combining Kanto and these two other subsidiaries.

12. Consider including a chart at the end of the "Summary" section showing the corporate ownership structure of Toyota and Kanto before and after the merger.

Termination of the Share Exchange Agreement, page 3

13. Please revise to include a brief statement here as to whether any regulatory requirements, other than the U.S. federal securities laws, must be complied with or approval must be obtained in connection with the transaction, and if so, the status of such compliance or approvals. Refer to Item 3(i) of Form F-4.

14. Please revise to disclose any material termination provisions that may affect the merger and tell us whether there are termination fees involved in connection with any termination by either party.

Risk Factors, page 5

15. Please revise the introductory paragraph of your Risk Factors section to remove the words "and elsewhere in this prospectus" to clarify that your Risk Factors section discloses all known material risks.

Risks Relating to the Share Exchange, page 5

16. Please add a risk factor to disclose the risks of only having unit holders vote on the share exchange or explain why such risk factor is unnecessary.

Significant costs and expenses have been and are being incurred in the course, page 5

17. Please revise to disclose the significant costs and expenses that have been and are being incurred related to the share exchange. Please also disclose an estimate of the costs of the subsequently planned business combination of Kanto and the two other Toyota subsidiaries. In addition, if applicable, please disclose the costs associated with the termination of the merger by either party.

18. Please revise to disclose here, if true, that, even if the share exchange is completed, there is no guarantee that such business combination of Kanto and the two other Toyota subsidiaries will occur. In this regard, we note your disclosure on page 3 that "Kanto and two other Toyota subsidiaries have agreed to commence discussions to combine their businesses to become a vehicle manufacturing hub in the Tohuku area."

Making Kanto a wholly owned subsidiary may not produce the benefits, page 5

19. Please disclose the timelines and any obstacles that may occur to integrating Kanto's operations with Toyota.

The Share Exchange, page 16

General, page 16

20. Please revise to identify the "other conditions for completing the share exchange."

Background to the Share Exchange, page 16

21. We note the disclosure that Kanto "has significantly contributed to the domestic and global businesses of the Toyota group." Please revise to provide greater quantitative and qualitative details in regards to the noted contributions by Kanto to the business of Toyota. Quantify the portion of your operating result in 2010 attributable to Kanto. Also revise throughout the prospectus accordingly.

22. Please explain how Toyota plans to "maximize overall group performance and corporate value" through the allocation of "managerial resources, focusing on strategic areas such as the development of hybrid vehicles and environmental initiatives." Discuss how Kanto's role after the merger will be affected by such initiatives.

23. Refer to the second-to-last sentence of the last paragraph on page 16. Disclose whether Kanto's involvement after the merger will be focused on new technology and new vehicle models.

24. Please revise to clarify what you mean in the last sentence on page 16 by "leveling out plant and line utilization" and "localization" on page 17.

25. We note disclosure on page 17 which states that on June 29, 2011 and July 5, 2011, the working groups of Toyota and Kanto negotiated the share exchange ratio. Please disclose who initially suggested the share exchange ratio.

26. Please disclose whether alternatives to the share exchange were discussed by the boards of Toyota and Kanto.

Reasons for the Share Exchange, page 19

Toyota Global Vision, page 18

27. Please revise to clarify what you mean on page 18 by "promotion of a new mobility society."

28. Please revise to identify the "shared values and ideals" that Toyota group companies operate under and to clarify what you mean by "concrete measures" on page 19. In addition, please clarify that there is no guarantee that Toyota will be able to achieve the ideals identified in the Toyota Global Vision.

29. Please revise the first and third paragraphs on page 19 to state as a belief.

30. We note your disclosure that Toyota will be responsible for Lexus and "other globally recognized vehicles." Please revise to clarify what you mean by "other globally recognized vehicles."

31. Please revise to enumerate some of the main ways that you intend to have the body manufacturers strengthen their capabilities for the overseas expansion of vehicle related operations and support the preparation of overseas production. Discuss how Kanto's future role will contribute to these initiatives. In addition, please revise to clarify the additional vehicle related operations that you intend to move overseas.

Strengthened Role of Kanto, page 19

32. Please revise to clarify what you mean by "integrated vehicle and unit planning" on page 19, "manufacturing from a global prospective" and "model line (including variants)" on page 20.

33. Please revise to enumerate the major ways that Kanto intends to support development and production overseas and how it will aim to actively contribute to the global expansion of Toyota through the overseas production of parts and components. In this regard, please revise to clarify how this goal fits into Toyota's goal, identified on page 14 of Form 20-F for the fiscal year ended March 31, 2011, of "building a structure where decisions can be made regionally, in areas closest to the customers."

Opinion of Kanto's Financial Advisor, page 22

Financial Analyses of Mitsubishi UFJ Morgan Stanley Securities, page 23

34. Please disclose in the registration statement that Mitsubishi UFJ Stanley Securities has consented to the inclusion of, and reference to, its opinion in the prospectus.

35. We note that Mitsubishi UFJ Morgan Stanley Securities reviewed the financial terms of certain comparable acquisition transactions. We also note that a precedent transactions analysis was not included in the summary of the financial analyses. Please revise the disclosure in your registration statement to include the results of Mitsubishi UFJ Morgan Stanley Securities' analysis of certain comparable acquisition transactions or advise.

Comparable Companies Analysis, page 24

36. We note that Mitsubishi UFJ Morgan Stanley Securities included two companies and excluded certain companies that met the selection criteria established by it in conducting the comparable companies analysis. Please revise the disclosure in your registration statement to disclose the selection criteria and the companies that were excluded, including the reasons why those companies were excluded.

Discounted Cash Flow Analysis, page 24

37. Please briefly describe the risk characteristic and weighted average costs of capital analyses and assumptions that were used in the discounted cash flow analysis.

General, page 25

38. We note that the description in the registration statement regarding the material relationships between Mitsubishi UFJ Morgan Stanley Securities does not provide a quantitative description of the fees paid or to be paid to Mitsubishi UFJ Morgan Stanley Securities and its affiliates by Kanto and its affiliates. Please revise the last paragraph on page 26 to provide such disclosure.

Major Shareholders, page 32

39. We note your disclosure on page one in Exhibit 99.9 of your Form 6-K filed on June 30, 2011 and on page 13 in Exhibit 99.2 of your Form 6-K filed on July 13, 2011 that Japan Trustee Services Bank Ltd. and The Master Trust Bank of Japan, Ltd. are also 5% holders as of March 31, 2011. Please advise.

Taxation, page 34

40. Please remove the language that the shareholders are "urged to consult [their] own tax advisors" regarding the U.S. federal income tax consequences if Kanto or Toyota (as

applicable) has been, or becomes a PFIC in the last sentence on page 41 as this statement suggests that shareholders cannot rely on the information in the registration statement. We would not object to language suggesting that shareholders consult their own tax advisors with respect to their own tax situation.

Appendix B

41. Please have Mitsubishi UFJ Morgan Stanley Securities revise its fairness opinion to remove the word "only" in the second sentence in the fourth paragraph on page B-3 as it is inappropriate to limit reliance in this way.

Form 20-F for the Fiscal Year Ended March 31, 2011

Information on the Company, page 9

Business Review, page 9

42. Please tell us and, to the extent material, discuss the incremental actual and further expected impact to your results of operations, financial condition and/or cash flows with respect to the process improvements initiated by the Special Committee for Global Quality established in March 2010.

Operating and Financial Review and Prospects, page 52

Operating Results, page 52

Results of Operations — Fiscal 2011 Compared with Fiscal 2010, page 58

Operating Costs and Expenses, page 62

43. We note the following:

- In the fourth quarter of fiscal 2010 you changed the method in accounting for recalls and other safety measures from an accrual based on individual occurrences to an accrual at the time of vehicle sale of an amount that represents your best estimate of expenses related to future recalls and other safety measures. The amount recorded for this accounting change in fiscal 2010 was ¥105.7 billion.

- A net ¥30.0 billion increase in product quality related expenses in 2011 compared with 2010 due to the approximately ¥100.0 billion increase in costs related to recalls and other safety measures, partially offset by the approximately ¥70.0 billion decrease in product warranty costs. In connection with this, we understand that an aggregate ¥110.0 billion was recorded in fiscal 2010 for recalls and other safety measures initiated in 2009 associated with Tacoma pick-ups and for the

four specified matters initiated in 2010, and that ¥13.1 billion was recorded in fiscal 2011 related to the four specified matters initiated in 2010.

- The total number of units sold was 7.2 million in 2010 and 7.3 million in 2011.

- The total number of units subject to recall and other safety measures was 14.7 million in 2010 and 4.4 million in 2011.

In view of the above, please explain to us:

- The reason for the 23.2 % decrease in warranty expense when total units sold increased by 1%.

- The basis for and reasonableness of the 38.8% increase in recall and other safety measures expense when the number of vehicles subject to recall and other safety measures in 2011 was less than one third the number of vehicles subject to such in 2010 and relative to the increase in the number of units sold.

Directors, Senior Management and Employees, page 95

Compensation, page 100

44. Please confirm that in future filings you will provide the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options for each of the individuals identified pursuant to Item 6.B of Form 20-F.

45. Please confirm that in future filings you will provide the total amounts that you or your subsidiaries have set aside or accrued to provide pension benefits here. Refer to Item 6.B of Form 20-F.

Controls and Procedures, page 124

Disclosure Controls and Procedures, page 124

46. Please note that your description of “disclosure controls and procedures” does not conform to the definition of such in Exchange Act Rules 13a-15(e) and 15d-15(e). In particular, the Exchange Act definition does not refer to the “materiality” of the information required to be disclosed. Also, your description does not indicate that the information required to be disclosed is accumulated and communicated to management “to allow timely decision regarding required disclosure.” Although there is no requirement to include the full definition of disclosure controls and procedures in your disclosure, any description of such included in your disclosure should be consistent in full with the definition contained in the Exchange Act. Otherwise, deviation from the

Exchange Act definition gives the appearance that your conclusion may be so qualified. Please revise your disclosure as appropriate.

Notes to Consolidated Financial Statements

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-55

Legal Proceedings, page F-55

Class Action and Consolidated Litigation, page F-56

47. We note you disclose that you currently cannot estimate your potential liability, damages or range of possible loss, if any, beyond the amounts accrued in regard to the disclosed claims, lawsuits and government investigations. Please tell us what you mean by the term "potential" and revise your disclosures in future filings to use terminology consistent with that used in ASC 450 (i.e. probable, reasonably possible or remote). In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. In addition, please explain how you determine whether to proceed to trial or settle these matters if you are unable to determine the reasonably possible loss or range of loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

    You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Government Investigations, page F-57

48. You disclose that National Highway Traffic Safety Administration inquiry RQ10-003 was officially resolved on March 1, 2011 but you did not disclose the outcome. Please tell us and disclose as appropriate the outcome of this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Masahisa Ikeda
       Shearman & Sterling LLP